Exhibit 12.1

United States Steel Corporation

Computation of Ratio of Earnings to Combined Fixed Charges

and Preferred Stock Dividends

(Unaudited)

	Three Months Ended March 31,		Year Ended December 31,
(Dollars in Millions)	2007	2006	2006	2005	2004	2003		2002
Portion of rentals representing interest	$8	$11	$44	$45	$51	$46		$34
Capitalized interest	1	1	3	12	8	8		6
Other interest and fixed charges	21	32	123	87	131	156		136
Pretax earnings which would be required to cover preferred stock dividend requirements	-	6	10	25	23	35		-

Combined fixed charges and preferred stock dividends (A)	$30	$50	$180	$169	$213	$245		$176

Earnings-pretax income with applicable adjustments (B)	$378	$403	$1,884	$1,467	$1,687	$(559)		$202

Ratio of (B) to (A)	12.60	8.06	10.47	8.68	7.92	(a	)	1.15

(a) Earnings did not cover fixed charges and preferred stock dividends by $804 million.